Pricing supplement No. 793B To product supplement B dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated January 11, 2010; Rule 424(b)(2)
Deutsche Bank AG, London Branch
$4,279,000 Enhanced Participation Notes Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index due January 12, 2012

General
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The Enhanced Participation Notes (the “securities”) are designed for investors who seek a return at maturity of 1.15 times the appreciation, if any, of the Deutsche Bank Balanced Currency Harvest (USD) Index (the “Index”).  Investors should be willing to forgo coupon payments and, if the Index declines, be willing to lose some or all of their investment. Any payment at maturity of the securities is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing January 12, 2012
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000
•	The securities priced on January 11, 2010 (the “Trade Date”) and are expected to settle two business days later on January 13, 2010 (the “Settlement Date”).

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The Deutsche Bank Balanced Currency Harvest (USD) Index (Ticker: DBHVBUSI <Index>)
Issue Price:	100% of the Face Amount
Participation Rate:	115%
Payment at Maturity:	•
If the Final Level is greater than the Initial Level, you will be entitled to receive a cash payment at maturity that provides you with a return per $1,000 Face Amount of securities equal to the Index Return multiplied by a Participation Rate of 115%. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 Face Amount of securities will be calculated as follows:

$1,000 +($1,000 x Index Return x Participation Rate)
	•	If the Final Level is equal to the Initial Level, you will be entitled to receive a cash payment at maturity of $1,000.00 per $1,000 Face Amount of securities.
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Your investment will be fully exposed to any decline in the Index.  If the Final Level is less than the Initial Level, you will lose 1% of the Face Amount of your securities for every 1% that the Index has declined below the Initial Level.  Accordingly, if the Index Return is negative, your payment at maturity per $1,000 Face Amount of securities will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Final Level is less than the Initial Level.
Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
The Index Return may be positive or negative.
Initial Level:	258.75, the Index closing level on the Trade Date
Final Level:	The Index closing level on the Final Valuation Date
Final Valuation Date:	January 9, 2012, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement
Maturity Date:	January 12, 2012, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	2515A0 T7 8
ISIN:	US2515A0T789

Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$4,279,000.00	$32,092.50	$4,246,907.50
(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this pricing supplement. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 Face Amount of securities.

The agent for this offering is an affiliate of ours. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this pricing supplement.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$4,279,000.00	$305.90

Deutsche Bank Securities

January 11, 2010

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

You should read this pricing supplement together with product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement B dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200252/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What Is the Total Return on the Securities at Maturity Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the securities. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 Face Amount of securities to $1,000. The hypothetical total returns set forth below use an Initial Level of 258.75 and a Participation Rate of 115%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Total Return on Securities	Payment at Maturity
517.50	100.00%	115.00%	$2,150.00
465.75	80.00%	92.00%	$1,920.00
414.00	60.00%	69.00%	$1,690.00
362.25	40.00%	46.00%	$1,460.00
310.50	20.00%	23.00%	$1,230.00
297.56	15.00%	17.25%	$1,172.50
284.63	10.00%	11.50%	$1,115.00
271.69	5.00%	5.75%	$1,057.50
261.34	1.00%	1.15%	$1,011.50
258.75	0.00%	0.00%	$1,000.00
245.82	-5.00%	-5.00%	$950.00
232.88	-10.00%	-10.00%	$900.00
219.94	-15.00%	-15.00%	$850.00
207.00	-20.00%	-20.00%	$800.00
155.25	-40.00%	-40.00%	$600.00
103.50	-60.00%	-60.00%	$400.00
38.82	-75.00%	-75.00%	$250.00
25.88	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Level of 258.75 to a Final Level of 284.63.  Because the Final Level of 284.63 is greater than the Initial Level of 258.75, the investor receives a payment at maturity of $1,115.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (10.00% x 115%)] = $1,115.00

Example 2: The Final Level of 258.75 is the same as the Initial Level.  Because the Final Level and the Initial Level are the same, the investor receives a payment at maturity of $1,000 per $1,000 Face Amount of securities.

Example 3: The level of the Index decreases from the Initial Level of 258.75 to a Final Level of 207.00.  Because the Final Level of 207.00 is less than the Initial Level of 258.75, the Index Return is negative and the investor will receive a payment at maturity of $800.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x -20.00%)= $800.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The securities provide the opportunity for enhanced returns by multiplying a positive Index Return by a Participation Rate of 115%. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK BALANCED CURRENCY HARVEST (USD) INDEX – The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. The Index is intended to reflect forward rates for ten selected currencies and is recomposed on a quarterly basis as described in this pricing supplement. The value of the securities will be affected by movements in the value of certain of the selected currencies against the dollar relative to the value of certain other selected currencies against the dollar, and currency movements may have an adverse effect on the level of the Index. You may lose all or a portion of your investment in the securities if the Index Return is negative.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale or exchange. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement. The remainder of this discussion assumes that treatment of the securities as prepaid financial contracts is respected.

Because of the application of certain rules relating to foreign currency instruments under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), your gain or loss on the securities should be treated as ordinary income or loss unless on or before the date on which you acquire your securities you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations. Although the matter is uncertain, we believe it is reasonable to treat the election under Section 988 as available. Assuming the election is available, if you make a valid election before the close of the day on which you acquire your securities, your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the securities for more than one year. The deductibility of capital losses is subject to certain limitations.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the transaction on your books and records on the date you acquire your securities as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification of the election.

It is possible that the securities might be treated as “foreign currency contracts” within the meaning of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your securities to market at the end of each year (i.e., recognize income as if the securities had been sold for fair market value). Under this treatment, if applicable, gain or loss recognized on marking to market would be ordinary in character absent a valid election under Section 988 to treat gain or loss on the securities as capital. If such an election were made, gain or loss recognized on marking to market should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your securities.

In addition, in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Index or any of the components of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment.  The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level.

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THE SECURITIES ARE NOT PRINCIPAL PROTECTED, IN WHOLE OR IN PART — To the extent the Final Level is less than the Initial Level, you will lose all or a portion of your investment in the securities. This will be true even if the level of the Index is higher than the Initial Level at some time during the term of the securities but is less than the Initial Level on the Final Valuation Date.

•	THE SECURITIES DO NOT PAY COUPONS — Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS � An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full Face Amount of your securities, the original Issue Price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  As a result, the price, if any, at which Deutsche Bank (or its affiliates) will be willing to purchase securities from you in secondary market transactions will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

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GAINS IN CERTAIN COMPONENTS OF THE INDEX MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS — The securities are linked to the performance of the Index, which is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. The performance of the Index will be based on the appreciation or depreciation of the Index as a whole. Therefore, a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate Index Return equal to or less than zero.

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THE SECURITIES ARE NOT EQUIVALENT TO INVESTING DIRECTLY IN THE COMPONENTS OF THE INDEX — You may receive a lower payment at maturity than you would have received if you had invested directly in the components of the Index.

•	THE SECURITIES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS — Accordingly, you should be willing and able to hold your securities to maturity.

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LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank (or its affiliates) may offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the securities.

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IF THE LIQUIDITY OF THE INDEX COMPONENTS IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index, and, therefore, on the return on your securities. Limited liquidity relating to the Index components may also result in Deutsche Bank AG, London Branch (the “Sponsor”) being unable to determine the level of the Index using its normal means. The resulting discretion by the Sponsor in determining the level of the Index could, in turn, result in potential conflicts of interest.

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POTENTIAL CONFLICTS — Deutsche Bank AG is the issuer of the securities, the calculation agent for the securities, the Sponsor and the calculation agent for the Index. As the Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate the Index and maintains some discretion as to how such calculations are made. In particular, the Sponsor has discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the Index components’ value is unavailable at the time such determination is scheduled to take place, and has even more discretion in the case of a force majeure event relating to the Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the value of the securities or the Index. Because determinations made by Deutsche Bank AG in these roles may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG and you.

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CURRENCY MARKETS MAY BE VOLATILE—Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the Index and the value of your securities in varying ways, and different factors may cause the values of the Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

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THE CURRENCY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Index components may include emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation or social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Index, and, consequently, the return on the securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the level of the Index on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the securities;

•	supply and demand for the securities;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Deutsche Bank Balanced Currency Harvest (USD) Index

The Index

The Deutsche Bank Balanced Currency Harvest (USD) Index was created by the Sponsor on December 19, 2005. The Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor’s gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the securities.

The Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Index is recomposed every quarter; at each recomposition, the Sponsor selects from a larger group of currencies (the “Eligible Currencies”) ten currencies to be the Index currencies (the “Index Currencies”) for that quarter.

On January 11, 2010, the Eligible Currencies were the Australian dollar, the Brazilian real, the Canadian dollar, the Swiss franc, the Czech koruna, the euro, the British pound, the Hungarian forint, the Japanese yen, the Korean won, the Mexican peso, the Norwegian krone, the New Zealand dollar, the Polish zloty, the Swedish krona, the Singapore dollar, the Turkish lira, the Taiwanese dollar, the U.S. dollar and the South African rand. The Australian dollar, the Canadian dollar, the Swiss franc, the Euro, the British pound, the Japanese yen, the Norwegian krone, the New Zealand dollar, the Swedish krona, and the U.S. dollar are the “G10 Currencies.” The remaining Eligible Currencies are the “non-G10 Currencies.”

At each quarterly recomposition, the Sponsor selects the G10 currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 currencies and the remaining non-G10 currencies for inclusion in the Index for that quarterly period. “Yield Fix Rate” means, for an Eligible Currency, the interest rate for such deposits in such Eligible Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such Eligible Currency determined by the Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the “Long Currencies,” and the currencies with the lowest Yield Fix Rates are the “Short Currencies.” The Index reflects notional long forward positions in the Long Currencies, and notional short positions in the Short Currencies; these positions are equally weighted. A new equally-weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Index over the prior quarter. During each quarter, the Index closing level is determined by interpolation of daily published forward rates (e.g., the 3-month, 2-month and 1-month forward rate) for the Eligible Currencies.

An increase in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in an increase in the closing level of the Index (the “Index closing level”). Conversely, a decrease in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in a decrease in the Index Closing Level. In addition, the Index Closing Level reflects the deduction of an annual 1.5% fee, which accounts for the Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of

January 11, 2010, the Long Currencies were the New Zealand dollar, South African rand, the Brazilian real, the Turkish lira and the Australian dollar. As of that date, the Short Currencies were the U.S. dollar, the Japanese yen, the Canadian dollar, the Swiss franc, and the Taiwanese dollar. The next quarterly recomposition is expected to occur in March 2010.

In addition, at any quarterly recomposition, the Sponsor may add as an Eligible Currency any currency that: (i) is not subject to a currency peg regime, (ii) is in the “most liquid” category as measured by the most recent Bank for International Settlements Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity, and (iii) complies with certain liquidity criteria, or that complies with such additional or alternative criteria as the Sponsor determines appropriate acting in good faith and in a commercially reasonable manner. Similarly, at any quarterly recomposition, the Sponsor may remove as an Eligible Currency any currency that does not comply with the foregoing criteria as long as following any such removal there are at least fifteen (15) Eligible Currencies. If any Eligible Currency other than the Euro is the currency of a country that participates in or has announced its intention to participate in the third stage of European Economic and Monetary Union, as determined by the Sponsor, the Sponsor may make such adjustments to the methodology and calculation of the Index as it determines appropriate to account for such event, including, in its discretion, selecting a replacement currency.

The Index closing level and the Index Currencies for the applicable quarter are published daily by the Sponsor at: https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD. This website is included for reference only; it is not to be incorporated by reference.

Change in the Methodology of the Index

The Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index currency). The Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Sponsor will publish notice of any such modification or change and the effective date thereof in the manner described above.

Historical Information

The following graph sets forth the historical performance of the Index based on the monthly Index closing levels from January 1, 2005 through January 11, 2010.  The Index has existed only since December 19, 2005.  The historical performance data below from December 19, 2005 through January 11, 2010 represent the actual performance of the Index.  The historical performance data prior to December 19, 2005 reflect a retrospective calculation of the levels of the Index using archived data and the current methodology for the calculation of the Index.  All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to December 19, 2005.

The Index closing level on January 11, 2010 was 258.75. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. ("DBSI"), acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Face Amount of securities and may additionally pay custodial fees of up to 0.25% or $2.50 per $1,000 Face Amount of securities to certain other broker-dealers. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.